PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, January 14, 2004
All amounts are expressed in US dollars
(unaudited)

CAMBIOR REPORTS ITS 2003 PRODUCTION AND 2004 TARGETS AND THE REDUCTION OF ITS GOLD HEDGING PROGRAM

- **Gold production of 521,500 ounces for the year 2003**
- **Gold hedging program cut by 42%**

PRODUCTION RESULTS

For the year 2003, Cambior produced 521,500 ounces of gold, in line with its budget. This compares to production of 568,800 ounces of gold in 2002. For the fourth quarter of 2003, gold production totalled 143,100 ounces, representing an 8% increase over the corresponding quarter of 2002. The decrease in gold production for 2003 is a result of a planned reduction at the Omai mine due to the depletion of soft ore feed to the mill and reduced mill throughput.

Cambior's gold production target for 2004 is 705,000 ounces at an estimated mine operating cost of $221 per ounce. The increase in the 2004 budgeted production is the result of the start-up of the Rosebel mine in February, which will more than offset the planned decrease at Omai and the temporary shut-down of the Mouska mine.

OPERATIONS

Production at the **Omai** mine for 2003 was 271,000 ounces of gold, in line with the 2003 original mine plan. For the fourth quarter of 2003, gold production totalled 77,200 ounces compared to 74,000 ounces for the corresponding quarter of 2002. The production target for 2004 is 234,000 ounces of gold at an estimated mine operating cost of $222 per ounce, including a non-cash charge of $17 per ounce for deferred stripping capitalized in previous years. In 2004, Omai expects to process 5,719,000 tonnes of ore at an average grade of 1.4 g Au/t as compared to 5,748,000 tonnes milled at an average grade of 1.6 g Au/t in 2003. The lower gold production anticipated for 2004 is caused mainly by a lower head grade following the depletion of the Fennell Pit in the third quarter. Subsequent mill feed in the fourth quarter will come from the low-grade ore stockpiles accumulated during the initial years of production and averaging 0.9 g Au/t.

For 2003, the **Doyon Division** produced 217,200 ounces of gold, similar to the 2002 gold production. Fourth quarter production totalled 55,900 ounces compared to 50,900 ounces in the corresponding quarter of 2002. This increase in production is due to a higher head grade at the Mouska mine. The 2004 production target is 192,000 ounces of gold at an estimated mine operating cost of $263 per ounce. The decrease in production and higher operating costs are related to the previously-announced 10-month shutdown of the Mouska mine caused by the deepening of the internal shaft from January to October 2004, and the strength of the Canadian dollar relative to the US currency. Capital expenditures for 2004 are estimated at $17.8 million, mainly for the shaft deepening expenditures at Mouska ($6.5 million) and for underground exploration and the development of the mineral reserves in the extensions of the mineralized zones and the new J Zone at Doyon ($7.7 million).

Cambior's share of production from the **Sleeping Giant** mine amounted to 33,300 ounces of gold in 2003, similar to its share of the 2002 gold production. For the fourth quarter, Cambior's share totalled 10,000 ounces compared to 8,100 ounces for the same period last year. The increase in production is due to higher grades in Zone 8. Cambior's share of the targeted production for 2004 is 34,000 ounces of gold at an estimated mine operating cost of $255 per ounce. The 31,000-meter reserve development program will continue in Zones 3, 8 , 16 and 30 in order to extend the reserve and resource. A 11,000-meter exploration program is proposed in high potential areas of the mine (Zone 30 West, Zones 6 and 7). The shaft deepening was completed in late December and related bottom infrastructures will be completed in the first quarter of 2004. Cambior's share of capital expenditures for 2004 is estimated at $3 million, including $1 million to complete the mine deepening development program and $1 million in deferred development.

REVENUE PROTECTION PROGRAM

42% reduction in the gold hedging program

Cambior reduced its gold hedging commitments by 42% or 540,500 ounces in 2003 through the delivery of gold production against the existing hedging positions and the repurchase of positions. The Company successfully negotiated the elimination of the hedging covenant in its credit facility following the closing of its Cdn $100 million equity financing in August 2003.

As at December 31, 2003, the Company had total commitments of 746,000 ounces at an average price of $306 per ounce, including 103,800 ounces in call options sold at an average price of $301 per ounce. Cambior reiterates its objective to eliminate all hedging commitments through accelerated deliveries or buyback by the end of 2004, except for the residual 52,000 ounces remaining under its prepaid gold forward sales agreement at the end of 2004. In August 2003, the Board of Directors approved a policy that will allow gold hedging only when required for project financing.

ROSEBEL GOLD PROJECT

Construction of the Rosebel project attained the final construction phase in the fourth quarter of 2003, with the commissioning period beginning in January 2004. The Rosebel project is on track with the Company's schedule and budget, with commercial production scheduled to begin in February 2004. As of the end of the fourth quarter of 2003, approximately $89 million had been spent on the development and construction of the project.

From February to December 2004, Rosebel is expected to process 4.6 million tonnes of ore at an average grade of 1.8 g Au/t and a gold process recovery of 92.5%, for a production of 245,000 ounces of gold. This production excludes a permanent gold circuit inventory of 4,000 ounces that will be retained in the carbon-in-leach (CIL) circuit for the duration of the operations. There is no plan to mill hard rock material in 2004. The primary source of mill feed will be the Pay Caro and East Pay Caro deposits, located in the north limb of the Rosebel property. The waste-to-ore ratio for 2004 is estimated at 1.9:1. The mine operating cost for 2004 is estimated at $184 per ounce. The increase in cost relative to the August 2002 feasibility study is primarily attributable to higher power costs as a result of the indexation to the gold price.

Capital expenditures for 2004 are estimated at $18.8 million, and include amounts to complete construction program ($6.0 million), acquire mine equipment ($4.3 million) and carry out exploration and development drilling ($4.0 million). A total of 34,000 meters of diamond drilling will be executed between March and December 2004 to expand reserves at known deposits and to find new deposits.

BUSINESS DEVELOPMENT AND EXPLORATION

Camp Caiman

The Company merged with Ariane Gold Corp. on November 29, 2003. Ariane's principal asset is the Camp Caiman gold project, located approximately 45 km southeast of Cayenne in French Guiana. As per Ariane's preliminary assessment study completed on August 7, 2003, the Camp Caiman gold project contains 1.2 million ounces of gold resources. Management is confident that the Camp Caiman property has the potential for the discovery of additional resources. Capital expenditures for 2004 are estimated at $5.2 million to increase Camp Caiman's mineral resources and prepare a final feasibility study and environmental impact assessment by the end of 2004. Assuming all permits have been obtained from the relevant French authorities, the Camp Caiman gold project is expected to enter the construction phase in 2005 and commence production in 2007.

Exploration

For 2004, exploration will remain focused on or near the Company's mine sites and advanced projects. Given its improved financial condition and the favourable gold market, Cambior has more than doubled its 2004 exploration budget from last year. The 2004 exploration budget is estimated at $25 million, of which approximately $16.5 million will be capitalized. On the Westwood property, Cambior will continue drilling to test the Westwood area at depth, and will initiate a major underground exploration program on the eastern portion of the Doyon property; an exploration drift of 2.6 km will be started from the 14th level to the eastern edge of the Doyon property to reach the Westwood area by the end of 2006. A major drilling program is planned to test the Warrenmac and Westwood areas to a vertical depth of 2,000 meters, and will be carried out between mid-2004 and the end of 2007. Cambior will continue exploring in the Abitibi area, the Huamachuco region of Peru near the Alto Chicama gold discovery and on its exploration properties in the French Guiana and in Guyana, as well it will initiate exploration programs on the adjacent properties to the Rosebel concession.

The Company is also continuing to evaluate various investment opportunities in the Americas to build on its current operating base.

OUTLOOK

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "We are pleased with the performance of our operations in 2003, which was in line with our original 2003 mining plan. We look forward to a record year of production in 2004, with gold output targeted at 705 000 ounces and to an aggressive exploration program of $25 million to grow our resource and reserve base. We believe these efforts will enhance shareholder value."

<u>**Fourth Quarter and Year-end 2003 Financial Results Conference Call**</u>

Cambior will host a conference call on **February 18, 2004** at 4:00 p.m., local time, to discuss its fourth quarter results and year-end audited 2003 financial results.

Financial analysts are invited to participate in the call by dialing 1-800-428-5596 in North America. Outside of North America, please dial (416) 620-2414. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21181241. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

<u>**Gold Rush Investment Forum Presentation**</u>

On Wednesday, **January 14, 2004**, Louis P. Gignac, Cambior's President and Chief Executive Officer, will make a presentation at Sprott Securities Inc.'s Gold Rush Investment Forum 2004 in Toronto. The presentation will be archived on the Company's website at www.cambior.com.

<u>**Caution Concerning Forward-Looking Statements**</u>

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, the reduction of hedging, future commercial production and financial results, production targets and timetables, evolution of mineral reserves, mine operating costs, capital expenditures, work programs, development plans and exploration budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing or additional permits, authorizations or licences, risks of hedging strategies, risks of delays in construction and other risks referred to in Cambior's 2002 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

- 30 -

For additional information, please contact:
CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2004-01

TABLE 1

CAMBIOR PRODUCTION (unaudited)						
	Fourth Quarter		**Year**			
(Cambior's share)	**2003 (Actual)**	**2002 (Actual)**	**2003 (Actual)**	2003 (Budget)	2002 (Actual)	**2004 Target**
GOLD						
Omai						
Production (ounces)	**77,200**	74,000	**271,000**	272,800	319,600	**234,000**
Tonnage milled (t)	**1,408,300**	1,936,300	**5,748,400**	5,907,000	7,727,300	**5,719,400**
Grade milled (g Au/t)	**1.85**	1.33	**1.61**	1.56	1.40	**1.4**
Recovery (%)	**92.5**	89.6	**91.6**	93.0	91.6	**91.1**
Division Doyon [1]						
Production (ounces)	**55,900**	50,900	**217,200**	217,900	216,200	**192,000**
Tonnage milled (t)						
Underground mines	**299,800**	306,800	**1,122,700**	1,228,400	1,248,100	**1,138,600**
Low grade stockpile	**10,800**	-	**155,600**	84,200	38,500	**181,400**
Total	**310,600**	306,800	**1,278,300**	1,312,600	1,286,600	**1,320,000**
Grade milled (g Au/t)						
Underground mines	**6.1**	5.4	**6.2**	5.7	5.6	**5.3**
Low grade stockpile	**1.0**	-	**1.0**	1.0	1.0	**1.2**
Average	**5.9**	5.4	**5.6**	5.4	5.5	**4.7**
Recovery (%)	**95.3**	96.1	**94.9**	95.5	95.5	**96.1**
Sleeping Giant (50%)						
Production (ounces)	**10,000**	8,100	**33,300**	30,400	33,000	**34,000**
Tonnage milled (t)	**24,900**	24,100	**88,200**	80,700	101,400	**97,600**
Grade milled (g Au/t)	**12.8**	10.8	**12.1**	12.1	10.5	**11.4**
Recovery (%)	**97.4**	97.0	**97.1**	97.2	97.0	**97.2**
Rosebel [2]						
Production (ounces)	**-**	-	**-**		-	**245,000**
Tonnage milled (t)	**-**	-	**-**		-	**4,564,200**
Grade milled (g Au/t)	**-**	-	**-**		-	**1.84**
Recovery (%)	**-**	-	**-**		-	**92.5**
Total production (ounces of gold)	**143,100**	133,000	**521,500**	521,100	568,800	**705,000**

(1)   Includes the Doyon and Mouska mines.
(2)   Anticipated commercial production in the first quarter of 2004.

TABLE 2
REVENUE PROTECTION PROGRAM AS OF DECEMBER 31, 2003 (unaudited)

Gold sales and deliveries commitments

		2004	2005	2006	2007	Total
FORWARDS[2]						
Quantity	(000 oz)	252	155	130	56	**593**
Average price	($/oz)	315	327	326	350	**324**
PREPAID GOLD FORWARDS						
Quantity	(000 oz)	52	52	-	-	**104**
Price	($/oz)	235	235	-	-	**235**
GOLD PURCHASE						
Quantity	(000 oz)	(55)	-	-	-	**(55)**
Average price	($/oz)	360	-	-	-	**360**
MINIMUM DELIVERY OBLIGATIONS						
Quantity	(000 oz)	249	207	130	56	**642**
Average price	($/oz)	288	304	326	350	**306**
CALL OPTIONS SOLD [1] [2]						
Quantity	(000 oz)	104	-	-	-	**104**
Average price	($/oz)	301	-	-	-	**301**
TOTAL DELIVERY COMMITMENTS						
Quantity	(000 oz)	353	207	130	56	**746**
Average price	($/oz)	292	304	326	350	**306**

[1] Certain call options sold and forward positions, totalling 335 000, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

[2] The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.